UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
Tri-State Generation and Transmission Association, Inc.
(Exact name of Registrant as specified in its charter)

Colorado		333-212006	84-0464189
(State or other jurisdiction of incorporation)		(Commission File Number)	(I.R.S. Employer Identification No.)

1100 W. 116th Avenue
Westminster	,	Colorado	80234
(Address of principal executive offices)		(Zip Code)

Todd E. Telesz
Senior Vice President/Chief Financial Officer
(303) 452 - 6111
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure
Item 1.01Conflict Mineral Disclosure and Report
Conflict Minerals Disclosure
Not applicable.
Item 1.02Exhibit
Not applicable.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
    The specified payment disclosure required by this Form is included in an exhibit to the Form SD.

Section 3 – Exhibits
Item 3.01Exhibits
List below the following exhibits submitted as part of this report:
Exhibit 2.01 – Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRI-STATE GENERATION AND TRANSMISSION ASSOCIATION, INC.

Date: September 23, 2024	By:	/s/ Todd E. Telesz
Todd E. Telesz
Senior Vice President/Chief Financial Officer